Filed by Independent Bank Corporation
Commission File No.: 0-7818
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: TCSB Bancorp, Inc.

Letter to Employees of TCSB Bancorp, Inc.

December 4, 2017

NAME
ADDRESS
CITY, STATE ZIP

Dear NAME:

Thank you for attending today’s meeting to discuss Traverse City State Bank’s exciting future as we join forces with Independent Bank. We realize there was a lot of information provided and wanted to ensure you and your family had access to the details discussed.

Traverse City State Bank is the strongest it’s ever been, with a healthy and growing market share in our region and a wonderful reputation in the community. We reported one of our best-ever financial years in 2016 with a strong loan portfolio and solid deposits. Because of this success, our Board felt it was an opportune time to explore a merger with a like-minded community bank.

We found that partner in Independent Bank, which is headquartered in Grand Rapids and has total assets of approximately $2.8 billion. Independent offers a host of products and services that would allow us to expand our offerings to customers, including wealth management, HSAs, education savings accounts, smart pay options and more. Further, Independent Bank has a similar growth story to ours, a similar approach to supporting organizations in the community and a similar team approach with its employees, which was critical to us.

Subject to the satisfaction of customary closing conditions, including receiving shareholder approval and regulatory approval, the transaction is expected to close in the first half of 2018. At that time, TCSB will assume Independent Bank’s name as its new northern banking region. Independent is excited for us to join them and has plans to continue to operate all five of our current branches and retain a large majority of our staff. Independent’s pay and benefit structures are similar to that of TCSB, although these will not be impacted by the merger until the transaction is completed.

For those whose positions will be impacted, Independent will work to find positions in Grand Rapids or other cities where it has operations. Further, we will also offer a severance package for employees whose positions have been eliminated and are unable to find a new position elsewhere in Independent. Lastly, our Board and management team have many local contacts, and we will work diligently to help you make connections with businesses in Traverse City.

This was a difficult decision for us. We have accomplished a lot since we first opened our doors in 2000. But we believe this is the right decision – for you, our shareholders, our customers and our community. Please join us for a meeting on Thursday, Dec. 7 at 6 p.m. to meet some of the senior staff of Independent who will be able to answer specific questions for your respective work groups.

We want to let you know what a privilege it has been to serve you and to work with each one of you. We are so proud of everything that we have accomplished together – and while we are sad that we are writing the final chapter of Traverse City State Bank, it has been a tremendous story with a proud ending. We so look forward to continuing to work with you on a new – and what we hope will be even more successful – story with our partner Independent Bank.

Connie Deneweth	Ann Bollinger
Chief Executive Officer	President and Chief Financial Officer

Additional Information About the Transaction

Independent intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (SEC), which will include a prospectus relating to the Independent shares to be issued in the transaction, a proxy statement for a shareholder meeting of TCSB at which shareholders will be asked to approve the transaction, and certain other documents regarding the proposed transaction. Before making any voting or investment decision, investors are urged to carefully read the entire registration statement and related documents filed with the SEC, when they become available, because they will contain important information about the proposed transaction. Investors will be able to obtain these documents free of charge at the SEC’s website at www.sec.gov or by  making a written request to Independent Bank Corporation, Attn: CFO, 4200 East Beltline Avenue NE, Grand Rapids, MI 49525, or by calling (616) 522-1765.